Writer’s Direct Dial: (212) 225-2234

      E-Mail: ggoldman@cgsh.com

                July 18, 2006

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Karen J. Garnett

Re:	iShares® GSCI® Commodity-Indexed Trust

iShares® GSCI® Commodity-Indexed Investing Pool LLC

Amendment No. 6 to Registration Statement on Form S-1

Registration Nos. 333-126810, 333-126810-01

Filed July 14, 2006

Dear Ms. Garnett:

On behalf of our client, Barclays Global Investors International, Inc. (“BGI”), we are electronically transmitting for filing Amendment No. 7 (“Amendment No. 7”), further amending the above referenced Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on July 14, 2006. Amendment No. 7 is marked to show changes from Amendment No. 6. Amendment No. 7 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated July 17, 2006. The numbering of the paragraphs of this response letter corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 7.

Securities and Exchange Commission, p. 2

Financial Statements and Notes, page 75

1.	Please revise to present the receivable from Goldman, Sachs & Co. for the subscription of 150,000 shares as a reduction to the amount of redeemable capital shares rather than as an asset in your financial statements. Refer to Rule 5-02.30 of Regulation S-X and SAB Topic 4E. Please also make conforming revisions to the financial statements of iShares GSCI Commodity-Indexed Investing Pool LLC with respect to the receivable from the Trust in exchange for a limited member interest in the investing pool.

The financial statements have been amended to include a subsequent event footnote (footnote 8 of the Trust’s financial statements and footnote 9 of the Investing Pool’s financial statements). BGI would be pleased to discuss this approach with the Staff at your earliest convenience, in light of the operational considerations of this product.

*     *     *     *

BGI respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 7 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 7 or this response letter to me at (212) 225-2234 or Edward J. Rosen at (212) 225-2820.

Sincerely,

/s/ Geoffrey B. Goldman
Geoffrey B. Goldman
cc:	Michael McTiernan, Esq., Special Counsel, Division of Corporation Finance
Steven Jacobs, Accounting Branch Chief, Division of Corporation Finance
Josh Forgione, Division of Corporation Finance

Ira Shapiro, Esq.
Deepa Damre, Esq.
(Barclays Global Investors International, Inc.)

Edward J. Rosen, Esq.
Patrick J. Barrett, Esq.
(Cleary Gottlieb Steen & Hamilton LLP)